Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-1) and related Prospectus of Cazoo Group Ltd for the registration of Warrants to Purchase Class A Ordinary Shares and the Class A Ordinary Shares Issuable upon Exercise of Warrants and to the use of our reports dated March 30, 2023, with respect to the consolidated financial statements of Cazoo Group Ltd, and the effectiveness of internal control over financial reporting of Cazoo Group Ltd, included in its Annual Report (Form 20-F) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, United Kingdom

September 29, 2023